Exhibit 99.1

FF304

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	Bilibili Inc.

Date Submitted:	16 June 2023

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I

1. Type of shares	Other type (specify in description)	Class of shares	Other class (specify in description)		Listed on SEHK (Note 11)	No

Stock code (if listed)		Description	1.25% Convertible Senior Notes due 2027 (the “2027 Notes”)

Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)

Opening balance as at (Note 2) 31 May 2023		18,315,470

1). Repurchase of shares (or other securities) and cancelled Repurchase of US$745,907,000 aggregate principal amount of the 2027 Notes Date of changes 15 June 2023		-18,313,210%				%

Closing balance as at (Note 8) 15 June 2023		2,260

Remarks:

The 2027 Notes may be converted, at an initial conversion rate of 24.5516 American depositary shares of the Company (each represents one Class Z ordinary share of the Company, the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027. As of May 31, 2023, the aggregate principal amount of the outstanding 2027 Notes was USD745,999,000. The above opening balance represents the number of ADSs that may be converted from the outstanding 2027 Notes as of May 31, 2023 based on the initial conversion rate.

On June 15, 2023 (U.S. Eastern Time), the Company repurchased US$745,907,000 principal amount of the 2027 Notes (which were convertible into 18,313,210 ADSs before the repurchase based on the initial conversion rate) surrendered by the noteholders pursuant to the terms of the 2027 Notes at the aggregate cash purchase price of US$745,907,000, while there were no actual ADSs repurchased. Please refer to the Company’s overseas regulatory announcements dated May 9, 2023 and June 14, 2023 in respect of the repurchase for the 2027 Notes for details.

FF304

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.

Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.

Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.

The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer’s total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.

Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

◾	“issues of shares” should be construed as “repurchases of shares”; and

FF304

◾	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:

◾	“issues of shares” should be construed as “redemptions of shares”;

◾	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and

◾	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:

◾	the securities are of the same nominal value with the same amount called up or paid up;

◾

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

◾	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

FF304

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Type of shares	Other class (specify in description)	Class of shares	Other class (specify in description)	Listed on SEHK (Note)	No
Stock code (if listed)		Description	The 2027 Notes
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $
1). 15 June 2023	18,313,210	By general offer	USD 40.73	USD 40.73	USD 745,907,000
Total number of securities purchased	18,313,210			Total paid $	USD 745,907,000

B. Additional information for issuer whose primary listing is on the Exchange

1).   Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)

2).   % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue

					(a) %

 Not applicable

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Xin Fan
(Name)

Title:	Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)